ALPHA BANK

03 NOV -3 AM 7:21

03037071

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Athens, 17 October 2003

Attention: Special Counsel, Office of
International Corporate Finance

Re: Rule 12g3-2(b)
File No. 82-3399

SUPPL

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA CREDIT BANK A.E. is subject to the Exchange Act.

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Sincerely,

M.E. MASSOURAKIS
Manager

D.K. MAROULIS

Enclosure: (2)

dlw 11/4

Economic Research Division
40 Stadiou Street
GR-102 52 Athens

Tel.: (01) 326 2828
Fax: (01) 326 2812
E-mail: dom@alpha.gr

ATHENS 2004
OFFICIAL BANK

3586-5/2001

ALPHA BANK SUCCESSFULLY COMPLETES EURO 273 MILLION SHARE OFFERING [19/9/2003]

"We are delighted by the strong demand from international investors which has allowed us to increase the size of the transaction and place our entire treasury stock position. The placing will *strengthen our capital position, supporting further disciplined growth with sustained profitability*"

Yannis S. Costopoulos, Chairman and Managing Director of Alpha Bank

Alpha Bank SA, Greece's second largest bank, has today completed the placement of 15.9 million ordinary shares, representing 8.6% of its issued share capital and the entire holding of treasury shares in Alpha Bank held by Ionian Holdings. The shares were priced at Euro 17.20, a less than 1% discount to yesterday's closing price.

The placement was lead managed by JPMorgan and UBS Investment Bank with Alpha Finance acting as the placement agent in Greece. The placing, which was done by way of an accelerated bookbuild, attracted strong demand from international and domestic institutional investors.

ENDS

"This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration."

Enquiries:

Alpha Bank
Marinos Yannopoulos
Tel: 0030 210 326 2366
Michael Massourakis
Tel: 0030 210 326 2828
UBS Investment
Louise Wilson
Tel: +44-20-7568 1746
Alpha Finance
Paris Vasiliadis
Tel: 0030 210 326 7818

Financial Dynamics
Geoffrey Pelham-Lane (London)
Tel: 0044(0)20 7269 7294
Alastair Hetherington (Greece)
Tel: 0030 210 725 8194
JPMorgan
Marius Brinkhorst
Tel: +44-20-7325 3913

* circulation date September 10, 2003

ALPHA BANK - FIRST HALF 2003 RESULTS 62.3% GROWTH IN NET EARNINGS UNDERPINNED BY STRONG RETAIL BANKING PERFORMANCE [8/8/2003]

"During the first half of 2003 Alpha delivered another strong performance. In-line with our strategy, core retail and commercial banking operations grew rapidly boosting operating income and earnings. This performance was supported by powerful marketing initiatives implemented and the strength of our brand. Our products are some of the most competitive and certainly the most innovative in the Greek marketplace today. That this growth was achieved in an environment of disciplined and highly successful cost and credit control, gives us real confidence in Alpha's ability to grow its core business and deliver high quality earnings growth and shareholder returns going forward. "

Yannis S. Costopoulos, Chairman and Managing Director, Alpha Bank A.E.

FINANCIAL SUMMARY

- Net Interest Income increased by 16.6% to Euro 425 million. (H1 2002.: Euro 364.5 million)
- Net profit after tax and minorities of up 62.3% to Euro 118.3 million (H1 2002: Euro 72.9 million)
- Cost to income ratio reduced to 55.5% (H1 2002: 62.7%)
- Return on Equity improved to 24.1% (H1 2002: 15.1%)

KEY HIGHLIGHTS

- **Growth in retail and commercial lending continues, following extensive investment in distribution and product development**

  Retail and SME lending grew by 46.8% and 16.5% respectively year-on-year, with earnings in Retail and Commercial Banking Business Unit rising by 24%. Alpha's share in the key mortgage market increased from 11.6% to 14.4% year-on-year.
- **Continued focus on operational efficiency**

  Strong progress has been achieved in branch restructuring and in the streamlining of middle – office processes.

  Network consolidation continues with merging branches, as well as opening new ones in key locations. Staff numbers to decline by more than 6% in 2003 as the well received early retirement scheme earlier this year takes effect. Operational costs increased only by 1.9%, despite significant marketing and IT- related expenses.
- **Profitable growth underpinned by prudent risk management**

  Provisions for bad and doubtful debts coverage reached 69% of non-performing loans, which amounted to 3.2% of total loans
- **Further improvement to capital position**

  Capital position further strengthened with Total and Tier I capital adequacy ratios standing at 10.2% (vs 9.3% in H1 2002) and 7.1% (vs 6.5% in H1 2002) respectively, well ahead of targets, and able to accommodate even more ambitious growth.
- **Powerful marketing initiatives leveraging existing brand competence**

  Consumer and customer loyalty schemes, **Epathlon** and **Pentathlon**, and a highly innovative youth segment integrated offer, **Alpha 1|2|3** , launched to attract new customers and strengthen business continuity.

TABLE 1

ALPHA BANK: FIRST HALF 2003 RESULTS

In million Euro	On a consolidated basis			On a stand-alone basis		
	2003	**2002**	**Δ%**	**2003**	**2002**	**Δ%**
Net interest income	425,0	364,5	16,6%	368,0	307,9	19,5%
Other income excluding interest	204,8	182,1	12,5%	169,5	153,4	10,5%
Operational costs & amortization	349,3	342,9	1,9%	304,2	294,8	3,2%
Provisions	94,9	80,6	17,6%	80,4	67,1	19,8%
Net profit before tax and after minorities	180,2	115,1	56,6%	155,8	101,8	53,0%
Net profit after tax and minorities	118,3	72,9	62,3%	105,9	70,7	49,8%

TABLE 2

ALPHA BANK: SECOND QUARTER 2003 RESULTS

In million Euro	On a consolidated basis			On a stan
	Q2	**Q1**	**Δ%**	**Q2**
Net interest income	214,9	210,1	2,3%	186,5

Other income excluding interest	103,9	100,9	2,9%	82,4	ε
Operational costs & amortization	177,3	172,1	3,0%	154,2	1
Provisions	47,1	47,8	-1,4%	41,0	;
Net profit before tax and after minorities	88,4	91,8	-3,6%	74,1	ε
Net profit after tax and minorities	58,2	60,1	-3,2%	50,9	!

◇ **PROFITABILITY**

Alpha Bank first half 2003 net profit after tax and minorities on a consolidated basis rose to Euro 118.3 million, as ag million for the first half 2002, representing a 62.3% increase. Overall profitability was underpinned by robust growth ii lending, spread widening and strong bond trading activity. Net profit declined in Q2 2003 by 3% vs Q1 2003 on acco advertising costs related to the introduction of new products and lower bond trading gains from the high level in the fi comparison purposes, first half 2002 results have been restated to reflect the treatment of leasing as finance lease-a quarter of 2003- and the elimination of Ionian Bank good-will amortisation due to the write-off effected in year-end 2C imputed taxes do not include the 5% reduction that will become effective following the absorption of Alpha Investmer before end-2003.

◇ **CORE INCOME**

Core income (net interest and fee and commission income) in the first half of 2003 increased by 11% compared to tr 2002. Net interest margin improved markedly from 2.56% in H1 2002 to 2.90% in H1 2003 and from 2.85% in Q1 20(2003. Despite consecutive European Central Bank rate cuts, spread pressure has been felt only marginally in depos spreads have benefited from maturing mortgages granted with first year low introductory rates and a more efficient p business loans.

In the first half of 2003, fee and commission income retreated by 3.7% as compared to the same period in 2002, as r decelerated (compressing loan application fees) from last year's high levels and market conditions deteriorated due uncertainties especially in Q1 2003. Indeed, on a quarterly basis, fees and commissions showed an increase of 6.2% two quarters of 2003, a trend which is expected to continue as markets improve.

◇ **CUSTOMER FINANCIAL**

Over the 12-month period to 30 June 2003, overall lending grew by 17.4%, with retail lending expanding by 46.8% rε our loan portfolio (30 June 2002: 18.7%).

Lending to small and medium-size enterprise (SME) recorded an annual increase of 16.5%, with loans to small entei 10% discount on interest payments if not in arrears shooting up to Euro 120 million since inception of the program in (7,500 new loans granted). Large corporate lending (including shipping) grew at 3%, affected mostly by the strengthε (shipping loans are in USD). Finally, leasing and factoring volumes grew by more than +7% and 30% respectively, rε the loan book.

◇ **CREDIT QUALITY**

Non-performing loans (NPLs- defined as those in arrears for more than 90 days) reached 3.2% of total lending (H1 2 Bank's policy to write-off against profits the bulk of bad loans during the period. As a result, our NPLs do not contain small amounts arising for technical reasons. In the event, bad debts at end-June 2003 represented 0.31% of total ler charges, increased in line with lending growth at the tax efficient rate of 1%, after write-offs, led to an expansion of oı and doubtful loans by 33.3% to Euro 428 million,representing 2.2% of total loans. This is being more than prudent pr *not covered by collateral stood at Euro 311 million. Alpha Bank follows a sectoral provisioning policy, providing adeq* categories of loans according to risk.

◇ **DEPOSITS AND CUSTOMER ASSETS UNDER MANAGEMENT**

Over the 12-month period to June 2003, on and off- balance sheet client assets under management (including depos mutual funds, private banking e.tc.) increased 2.5% to Euro 30.7 billion from Euro 30 billion on 30 June 2002, as the from repos (-37.2%) was more than compensated by inflows into, among others, money market mutual funds (+63.7 management accounts (+45.7%) and bond sales (+1.9%).

Alpha Bank has begun a process of offering customers Alpha Bank bonds in lieu of other short-term placements witr improving returns to customers while securing funding for financing business expansion without tying up resources ir under repos arrangements.

◇ **COST CONTROL**

Costs, including amortisation, remained under tight control during the period, increasing 1.9% year-on-year, whilst st 0.9% and general expenses increased by only 1.1%. On a cost-to-income basis, there was a noticeable improvemer 62.7% for the first half of 2002. This improvement is to a great extent related to the cost containment program unden staff reductions and branch consolidation. More specifically:

i. Since the beginning of 2003, the branch network has been rationalized by merging operations in 27 locations and op branches in Greece and abroad. Moreover staff numbers have been significantly reduced by 229 at Bank level and t level on a net basis. These departures represent progress in the early retirement program, through which, 470 emplc to leave Alpha during 2003.
ii. Despite the 18.1% surge of advertising spend and 11.5% increase in IT-related expenses, general expenses increas

by 1% in H1 2003 vs H1 2002, due to cost cutting actions undertaken across the board. In particular, cost control me subsidiaries led to a drop in their general expenses of 12.9% year-on-year as well.

iii. Cost control measures are expected to yield additional results in the months ahead, when a number of initiatives ent implementation phase. Ongoing projects directly related to cost control include: payment systems upgrade, standard cash management, custody services and letters of guarantee, electronic management and filing of documents (imag centralisation of check book issuance operations, introduction of a single technological platform for the international full automation of customer transactions, electronic warehouse management e.tc.

◇ STRATEGIC FOCUS - POWERFUL MARKETING INITIATIVES WITH CUSTOMER ORIENTED APPROACH

Alpha's focus on retail and SME banking services is showing strong results, and during the second quarter 2003 the been further strengthened with the introduction of innovative marketing initiatives, namely, **Alpha 1|2|3** Youth Line, **F** **Epathlon**

Alpha 1|2|3 is an integrated offer of banking and insurance products and services (savings accounts cards, insuranc adapted to the life cycle needs of children, adolescents, young adults and their families. Apart from its pricing, the off shopping discounts, promotions etc.

Pentathlon is a loyalty - reward scheme for small businesses and professionals that use at least five Alpha Bank prc Insurance, Deposits, Electronic Services, Cards) consistently.

The **Epathlon** multi-retailer loyalty scheme developed to combine the forces of Olympic Sponsors, Alpha Bank , OTE (*national telecom and mobile operators*), aims to tap on powerful customer databases of its partners, to expand Alph business and create cross-selling opportunities. Already mailings have been sent out to a first batch of prospective c responded favourably.

Finally, the **Panorama of Olympic Sports** marketing programme is on a tour for the third consecutive year of a larg cities with a two-fold aim to increase public awareness of the least known Olympic Sports and to exploit opportunitie products and services. Since the beginning of May,15 events have been staged in various cities during which more t cards have been sold, and more than 2,000 accounts of the Alpha 1|2|3 product line have been opened, of which 1,C customers.

ASSETS - LIABILITIES AND OFF BALANCE SHEET ITEMS
(in million Euro)

	30/06/2003	31/03/2003	31/12/2002	30/09/2002	30/06/2002	31/03/2(
Assets	29.181	30.019	28.855	28.938	27.772	28.68
Loans	19.244	18.566	17.875	16.996	16.393	15.71
Bonds & other securities	2.342	4.095	4.433	5.671	6.835	9.02
Deposits & repos	22.238	22.634	23.004	24.149	23.100	23.84
Mutual funds	4.595	3.621	3.105	3.094	3.372	3.571
Shareholders Equity	970	982	990	939	978	962
Minority Interests	317	327	326	402	403	415

RESULTS
(in million Euro)

	H1 2003	H1 2002	%	Q2 2003
Operating income	**629,8**	**546,6**	**15,2%**	**318,8**
Net interest income	425,0	364,5	16,6%	214,9
Net commission income	134,0	139,2	-3,7%	69,0
Income from financial operations	64,4	29,9	115,3%	29,9
Other income	6,4	13,0	-50,5%	5,0
Operating expenses	**349,3**	**342,9**	**1,9%**	**177,3**
Staff costs	184,8	186,6	-0,9%	90,7
of which, payments to Pension Fund	21,4	20,5	4,2%	10,7
General expenses	113,6	112,3	1,1%	60,8
Depreciation and amortization expenses	50,9	44,0	15,8%	25,8
Provisions	**94,9**	**80,6**	**17,7%**	**47,1**
Extraordinary items	**4,0**	**2,9**	**37,9%**	**1,5**
Net profit before tax and minority interests	**189,6**	**126,0**	**50,4%**	**95,9**
Taxes	**61,8**	**42,2**	**46,6%**	**30,2**
Minority interests	**9,4**	**10,9**	**-13,6%**	**7,5**
Net profit	**118,3**	**72,9**	**62,2%**	**58,2**
Operating income (excluding income from financial operations)	**565,4**	**516,7**	**9,4%**	**288,9**

RATIOS

	H1 2003	H1 2002	Q2 20
Net interest income / average assets (MARGIN)	**2,90%**	**2,56%**	**2,90**
Cost / income ratio	**55,5%**	**62,7%**	**55,6**
Return on equity after tax and minorities - ROE	**24,1%**	**15,1%**	**23,9**
Return on assets before tax and minorities - ROA	**1,29%**	**0,88%**	**1,30**
Capital Adequacy Ratio	**10,2%**	**9,3%**	**10,2**
Capital Adequacy Ratio (Tier 1)	**7,1%**	**6,5%**	**7,1**

RATIOS

	H1 2003	Q2 2003	Q1 2003	2002	Q4 2002	Q3 2002	H1 2002
Net interest income / average assets (MARGIN)	**2,90%**	**2,90%**	**2,85%**	**2,68%**	**2,79%**	**2,81%**	**2,56%**
Cost / income ratio	**55,5%**	**55,6%**	**55,3%**	**60,8%**	**63,2%**	**55,3%**	**62,7%**
Return on equity after tax and minorities - ROE	**24,1%**	**23,9%**	**24,4%**	**18,0%**	**13,7%**	**28,5%**	**15,1%**
Return on assets before tax and minorities - ROA	**1,29%**	**1,30%**	**1,27%**	**0,99%**	**0,80%**	**1,39%**	**0,88%**
Capital Adequacy Ratio	**10,2%**	**10,2%**	**10,0%**	**9,8%**	**9,8%**	**9,6%**	**9,3%**
Capital Adequacy Ratio (Tier 1)	**7,1%**	**7,1%**	**7,0%**	**6,9%**	**6,9%**	**6,5%**	**6,5%**

(in million Euro)

	June 2003	June
Loans (consolidated base)	**19.244**	**16.**
Banking	18.238	15.
Domestic	16.327	13.
International	1.911	1.7
Leasing	630	5
Factoring	376	2
Loans (Bank only - MIS data)	**17.297**	**14.**
Mortgages	3.468	2.
Consumer Loans	607	5
Credit Cards	425	3
SMEs	9.428	8.0
Large Corporates	3.127	3.0
General Government	242	4
	June 2003	**June**
Deposits & Repos (consolidated base)	22.238	23.
Alpha Bank	20.271	21.
Sight Deposits	4.119	3.7
Saving Deposits	7.960	7.8
Time Deposits (including Repos)	8.191	9.5
Bank Subsidiaries	1.967	2.0
Customer deposits and assets under management (MIS data)	**30.725**	**29.**
Deposits & Repos (*)	21.025	22.
Bond Sales	3.368	3.3
of which: Alpha Bank bonds	423	-
Money Market Mutual Funds	2.757	1.6
Other Mutual Funds	1.748	1.6
Portfolio Management	1.827	1.2

* without customer funds allocated to other entities to avoid double counting

FEES AND COMMISSIONS		
in million Euro	**H1 2003**	**H1 2002**
Letters of guarantee	17,2	15,7

Bank charges	22,7	24,5
Loan application charges	21,6	24,0
Imports - Exports	10,3	10,7
Credit Cards	15,6	16,3
Mutual Funds	15,1	15,7
Brokerage fees + investment banking	7,3	8,6
Foreign exchange transactions	4,0	4,8
Other commissions	10,2	10,4
Bank Subsidiaries	10,0	8,5
Total commission income	**134,0**	**139,2**

OTHER INCOME

in million Euro	H1 2003	H1 2002
Dividend income	4,0	9,1
Surplus value from participations	-2,6	-4,5
Other operating income	5,0	8,4
Total other income	**6,4**	**13,0**

INCOME FROM FINANCIAL OPERATIONS

in million Euro	H1 2003	H1 2002
Equities	11,7	3,6
Bonds + Derivatives	30,8	9,3
Foreign Exchange	20,7	15,3
Other	1,2	1,7
Total income financial operations	**64,3**	**29,9**

GENERAL EXPENSES

in million Euro	H1 2003	H1 2002
General Expenses	**113,6**	**112,3**
of which :		
IT processing & maintenance	21,2	19,0
Advertising	8,5	7,2
Subsidiaries	17,2	19,7

STANDALONE FIGURES ACCORDING TO LISTING RULE 23.77
(amounts in thousands of Euro)

	June 30, 2003	June 30, 2002 (ı
TURNOVER	798.422	772.31
PROFIT OR LOSS BEFORE TAXATION	155.828	101.77
PROFIT OR LOSS AFTER TAXATION	105.867	70.675
INTERIM DIVIDEND OR PROPOSED	-	-

Interim Financial Statements as at June 30, 2003
Consolidated Interim Financial Statements as at June 30, 2003
Net Interest Income Breakdown as at June 30, 2003
Fees and Commissions Breakdown as at June 30, 2003

Athens, August, 8, 2003

ARRANGEMENT OF A SYNDICATED LOAN [24/6/2003]

ALPHA BANK has successfully completed the first solely arrangement of a syndicated long term facility by a Greek Bank for the amount of USD 50,000,000 on behalf of the Ministry of Public Works Transport and Housing of Romania. The facility was signed on June 13, 2003 in Bucharest and is fully guaranteed by the State of Romania.

The purpose of the financing is the implementation of the programme of rehabilitation of the defective communal roads, the scope is to fight the continuing depopulation of villages, and is regarded as one of the country's major projects before entering the European Union.The full amount of the loan will be drawn by the Ministry of Public Works Transport and Housing and then it will be transferred to the county councils which will act as implementation agents.

This highly respectful transaction has been awarded to ALPHA BANK due to the Bank's strong commitment in the Bond Primary Market and origination of syndicated loans on behalf of either the Romanian state, or the large corporates (state owned or not) of the country.

The relationship ties of ALPHA BANK ROMANIA S.A. (subsidiary of ALPHA BANK A.E.), which has a long and active presence in the Romanian market (since 1994), with the Borrower, was also very important for the conclusion of the transaction.

Athens, June 26,2003

FIXED HOUSING LOANS' INTEREST RATES : THE LOWEST IN THE MARKET [13/6/2003]

" We are pleased to announce a significant decrease in the fixed interest rates of our housing loans, aiming at offering our clients the best solutions which alleviate the family budget."
Yannis S. Costopoulos
Chairman and Managing Director, Alpha Bank

After the recent decrease in interest rates by 0.50 percentage points by the European Central Bank, Alpha Bank announced an equivalent decrease in the variable interest rates of housing and consumer loans and of credit cards, thus returning the whole profit to its clients.

Today, Alpha Bank reduces the fixed housing loans´ interest rates as well.
In particular, by choosing the Alpha Housing Plan our clients secure the lowest fixed interest rates in the market, with a duration from 3 to 15 years as follows:

Alpha Housing Plan

Duration	Interest rate*
3 years	**4.60%**
5 years	**5.15%**
7 years	**5.60%**
10 years	**6.00%**
15 years	**6.40%**

*4% interest rate for the first 18 months

Our existing clients, who already have housing loans with Alpha Bank, by choosing a fixed interest rate, either during the variable interest rate period or at the end of the fixed interest rate period, will benefit from the following reductions:

Fixed Houing Loans´ Interest Rates

3 years from 5.50% to **5.00%**
5 years from 5.80% to **5.40%**
7 years from 6.10% to **5.90%**
10 years from 6.50% to **6.20%**
15 years from 6.75% to **6.40%**

To the above interest rates one should add the contribution of Law 128/75.

Athens, June 13, 2003

ALPHA BANK CONSOLIDATES ITS HOLDING OF ALPHA INVESTMENTS VALUED AT EURO 292.4 MILLION IN AN ALL SHARE MERGER, PROPOSING AN EXCHANGE RATIO OF 5.3 ALPHA INVESTMENT SHARES FOR ONE ALPHA BANK SHARE [5/6/2003]

"I am pleased to announce the merger of Alpha Bank and Alpha Investments. When Alpha Investments was founded in 1983, Greece's financial markets were highly regulated and, as an independent portfolio investment company, it provided one of the few opportunities for Greek investors to diversify their portfolios. Now, as the Greek market has been liberalized, we believe the time has come to merge the two companies. This makes excellent sense on both an operational and a financial basis and will achieve significant synergies and tax efficiencies for the Group".
Mr Yannis S. Costopoulos, Chairman and Managing Director of Alpha Bank

Alpha Bank SA, Greece's second largest bank and Alpha Investments, its 38 per cent owned portfolio investment subsidiary, today announce their intention to merge. The exchange ratio for the all-share merger will be 1 Alpha Bank share for 5.3 Alpha Investment shares, representing a premium of 6.3 per cent over the Alpha Investments closing share price of June 4, 2003 and corresponding to three fourths of the discount.

The proposed merger, inter alia, will:

- offer Alpha Investment shareholders a premium of 6,3 per cent over the Alpha Investments` closing share price of June 4, 2003, and allow them to benefit, as shareholders in Alpha Bank, from improved liquidity and from Alpha Bank's consistently attractive dividend yield;
- have a neutral effect on Alpha Bank's earnings per share as the tax benefits and the elimination of the minority interests offset the potentially dilutive effect of the increased shares outstanding;
- reduce the Alpha Bank's 2003 and 2004 income tax rate by approximately 5 percentage points, as a result of Greek market merger incentives; further savings of Euro 1.8 million in capital taxes will also be realised;
- enhance the capital base of Alpha Bank, as minorities are consolidated into Alpha Bank's shareholder equity; the transaction is expected to improve Alpha Bank's capital adequacy ratio by 0.6 percentage points;

The completion of the merger is expected before year end and is subject to regulatory and legal approval, including approval of both companies' General Assemblies and the provision of a fairness opinion from independent auditors, regarding the proposed exchange ratio.
Upon completion of the merger and the elimination of all cross holdings between the two companies, 9,637,104 new Alpha Bank shares will be issued increasing the total number of Alpha Bank shares outstanding to 194,808,664.
The balance sheet merger date is June 6, 2003.

Commenting on the merger, **Mr George Provopoulos, Chairman and Managing Director of Alpha Investments**, said:

"Alpha Investments has been a very successful independent venture, but the rationale for our independence has passed with market deregulation. We have worked closely with Alpha Bank in the past and believe there are real opportunities to create significantly more value for our shareholders through this merger."

ENDS.

ENQUIRIES

1. **Alpha Bank :**
   Michael Massourakis
   Tel: +30 210 326 2828
2. **Alpha Investments :**
   Andreas Stratigopoulos
   Tel: +30 210 326 6210
3. **Financial Dynamics London :**
   Geoffrey Pelham-Lane/Emma Buchanan
   Tel: +44 (0) 20 7269 7194

   Financial Dynamics Greece:
   Alastair Hetherington
   Tel: +30 210 725 8191

Notes to Editors

Alpha Bank
Alpha Bank, founded in 1879, is the second largest Bank in Greece. It provides a full range of retail and commercial banking services through 470 branches.

Alpha Bank Group is also active in the international banking market, with presence in New York, London, Jersey (Channel Islands), Cyprus, Albania, Bulgaria, Romania, F.Y.R.O.M and, Serbia and Montenegro.

Alpha Bank is the Official Bank of the ATHENS 2004 Olympic Games.

Alpha Investments

Alpha Investments, founded in 1983, is a portfolio investment company listed on the Main Market of the Athens Stock Exchange.

Alpha Investments' portfolio is 60% invested in shares listed in Athens Stock Exchange, 22% in foreign companies and the remaining 18% in bonds and other money- market instruments.

Athens, June 5, 2003

ORDINARY GENERAL MEETING OF SHAREHOLDERS OF ALPHA BANK ON MAY 8, 2003
EURO 0.40 DIVIDEND PER SHARE PAYABLE ON MAY 22, 2003
STATEMENT BY THE CHAIRMAN OF THE BOARD OF DIRECTORS, Mr. YANNIS S. COSTOPOULOS
[8/5/2003]

At the Ordinary General Meeting of Shareholders of Alpha Bank, which took place today, the Chairman of the Board of Directors and Managing Director Mr. Yannis S. Costopoulos announced that year 2002 was once again a creative year for the Bank and the Group, while the Greek economy was adaptating to the new, competitive European environment in the wake of the introduction of the Euro.

During the year 2002, the Bank increased its activities and market share in important sectors, with impressive progress in modernising technology infrastructure while restricting costs.

In the loan sector, emphasis was given on developing new, comprehensive housing loan programmes. In deposits, new investment products were developed towards providing differentiated yields, depending on customers' requirements.

The Bank, as Grand Sponsor of the ATHENS 2004 Olympic Games, is supporting a major national event and is participating in the common effort, while strengthening its ties with its clients. Its planning includes the offer of banking products, and spesialised services to sponsors and firms associated with the holding of the Games.

In order to restrict operating expenses, the Bank applied successfully an early retirement scheme, with the result that Personnel, which numbered 8,000 on 31.12.2001, has now been reduced to 7,800 and will stand at approximately 7,400 employees at the end of the current year. This number includes 174 employees, mainly recruited to cover the needs of the new Branches abroad.

In 2002, the Bank implemented the provisions of Law 3091/2002, to offset the remaining goodwill from the acquisition of the Ionian Bank, amounting to Euro 578.7 million. The offsetting is realised over two fiscal years by means of taxable reserves and of the difference arising from the issue of shares above par. This write-off eliminates the annual charge of Euro 33.4 million which would have otherwise persisted for 18 years, while the amount of Euro 578.7 million is in any case deducted for the calculation of the capital adequacy ratio. Thus, equity capital, including third-party rights, amounted at the end of the year to Euro 1.3 billion, as against Euro 1.9 billion on 31.12.2001.

The Group's net earnings before tax and minority rights amounted to Euro 272 million. After tax and minority rights they amounted to Euro 172.5 million, as against Euro 241.1 million in 2001, adjusted to reflect the annual depreciation of goodwill. Thus, earnings declined by 28%.

The Group's Assets on 31.12.2002 amounted to Euro 28.7 billion.
Loans increased by 18% and amounted to Euro 17.3 billion. Deposits and repos amounted to Euro 23.2 billion, declining by 7% as compared to 2001, due to the shift of the clientele to bond markets and other investments.

Net income from interest and commissions grew by 2.5%. Commissions were unfavourably affected by conditions prevailing in the capital markets, which decrease commissions on mutual funds and brokerage transactions.

Performance indices remained at satisfactory levels. The Margin (the ratio of net interest income to average assets) increased to 2.5% in 2002, up from 2.4% in 2001. Return on Equity (ROE) stood at 17.8%, as against 26.4% in 2001.

The Bank's policy is to maintain a basic capital adequacy ratio above 7% and a total ratio over 10%. On 31.12.2002 the above ratios stood at 7.3% and 10.1% respectively.

In the context of efficient money management, the Bank issued subordinate debt in an innovative manner, introducing for the first time in Greece new financial products in the form of hybrid tier capital, from which it raised Euro 200 million.

A distribution of Euro 0.40 dividend per share is proposed for 2002, payable on May 22, 2003.

****

In 2002, the Bank focused on restructuring the Branch network in Greece and abroad. The plan to merge Branches located in the same areas continued, in the context of restricting operating expenses and towards evaluating and turning to account fixed assets and redeploying them in other units, according to the case each time.

Concurrently, new Branches opened in areas where the Bank had no previous presence. Currently, the network throughout Greece numbers 410 Branches.

The Branches now function under the framework of the operational restructuring programme; the clientele

is divided into segments and served by specialised products and services.

The electronic distribution networks are constantly being enriched with new capabilities for providing value added services to businesses and consumers. The capabilities of the 770 ATMs installed in Bank Branches and other premises are also being enhanced, as are those of 50 Group ATMs located abroad and of 28,000 Alphalink (EFT-POS) terminals installed on the premises of firms for card transactions.

As regards products and servises, Mr. Costopoulos pointed out that in 2002:

Housing loans posted an impressive increase of 91% and consumer loans increased by 23%.
Recently, the Bank announced a new housing loans' programme of fixed interest rates, with a durations from 3 to 15 years, in order to channel our clientele to fixed-rate housing loans.

Furthermore, the Bank, in the context of its further expansion in the retail banking sector, is developing products that will facilitate the growth of small- and medium-sized enterprises, and products that will assist parents to support their children, while creating opportunities for the young people themselves.

In the context of the ATHENS 2004 Olympic Games Sponsorship, an agreement was recently announced, with the telecommunication companies OTE and COSMOTE, also grand sponsors of the Games, to present the "EPATHLON" programme, which rewards the use of products and services marketed by the three sponsors and is based on the ATHENS 2004 VISA card, which henceforth shall be issued jointly.

****

Mr. Costopoulos pointed out that, Alpha Bank, the second largest Bank in Greece, is at the helm of a group of financial sector companies covering a wide range of activities and reflecting the needs of their clients, both individuals and firms.
The results posted by the companies of the Group, particularly those not greatly affected by the course of the capital markets, were satisfactory.

The earnings of Alpha Leasing in 2002 grew by 28% and market share rose to approximately 19%.

ABC Factors continued its positive course in 2002, posting an earnings increase of 92%. Its indices indicate that it maintained its position as the largest and most reliable factoring firm in Greece, with a market share of approximately 55%.

The net earnings of Alpha Astika Akinita grew by 19%. The company leads the joint-venture programme "Alpha Hospitality 2004", which will manage the residential leases to cover the needs of spectators and visitors during the Olympic Games.

Alpha Finance increased its share in stock market activities to 7.5%, up from 6% in 2001, in a market that continued on a negative course with the result that the volume of transactions dropped by 40%. In the field of consulting, Alpha Finance played a leading role in almost all denationalisations.

Alpha Mutual Fund Management Company managed assets amounting to Euro, 3.1 billion at the end of the fiscal year. Excluding Money Market Mutual Funds, the company had a market share of 15.8%, the second largest. It should be noted that it has maintained the top position in stock mutual funds and that three of its funds in bonds were classed as providing the highest returns (over 8%).

Alpha Private Banking provides comprehensive investment solutions to affluent clients via an extensive network of 17 specialised investment centres and the Bank's Branch network throughout Greece, and in collaboration with Alpha Bank London and Alpha Bank Jersey.

The Group's Banks Alpha Bank London and Alpha Bank Jersey continue their satisfactory course.

Alpha Bank Cyprus, during 2002, gave emphasis on investments in order to reinforce infrastructure and improve alternative channels' operation and also launched new banking and insurance products.

Alpha Bank Romania entered the housing loan sector, and has extended its operations in the sectors of financial transactions, investment banking, and leasing.

Alpha Bank Skopje has now been in operation for ten years. Comparatively and given the difficulties prevailing in the country, the Bank's earnings were satisfactory.

Mr. Costopoulos also stated that the primary objective in the coming years is to maintain the leading position held by the Alpha Bank Group in the domestic financial and credit market, and to further develop its activities in the countries of Southeast Europe.

****

Mr. Costopoulos noted that Mr. Constantine Kyriacopoulos has exceeded the age limit and retires from the position of General Manager.

However, he will remain with the Bank as a non-executive member of the Board of Directors, until the *expiration of the Board's term of office.*

The General Meeting confirmed the election to the Board of Directors, of Mr. Minas Tanes, Managing Director and General Manager of the Athenian Brewery S.A.

Furthermore, the General meeting confirmed the appointment as Independent non-executive members, in application of Law 3016/17.5.2002 on corporate governance, of Mr. Anastassios Averoff, Chairman of the Baron Michael Tossizza Foundation, and Mr. Thanos Veremis, Professor at the University of Athens.

The Chairman and Managing Director of Alpha Bank finally announced that, the Board of Directors, during the meeting of May 6, 2003, has resolved to maintain the basic administrative structure of the Group that had been adopted last year, involving the distinction between retail and wholesale activities and the appointment of a Chief Financial Officer. The head in charge of these sectors shall be Executive General Managers.

Athens, May 8, 2003

2003 FIRST QUARTER RESULTS: EURO 60 MILLION NET PROFIT AFTER TAXES AND MINORITY RIGHTS [7/5/2003]

On a consolidated basis, net profit after taxes and minority rights for the first quarter of 2003 amounted to Euro 60 million as against Euro 32 million of the corresponding period last year (an increase of 90%). The corresponding results on a stand-alone basis amounted to Euro 55 million as against Euro 27 million last year.

On a consolidated basis, net profit before taxes and after minority rights amounted to Euro 92 million as against Euro 49 million of the first quarter of 2002. Profits reflecting banking activity, according to data per Business Unit, amounted to Euro 62 million for the first quarter of 2003 as against Euro 46 million of the corresponding period last year, posting an increase of 35%.

ALPHA BANK: 2003 FIRST QUARTER RESULTS

In million Euro	On a consolidated basis		On a stand-alone basis	
	2003	2002	2003	2002
Net interest income	210,1	179,2	181,5	149,6
Other income excluding interest	103,4	79,6	89,5	65,2
Operational costs & amortization	172,0	166,7	150,0	143,9
Provisions	47,8	39,6	39,4	32,3
Net profit before taxes and after minority rights	91,8	48,7	81,7	38,6
Net profit after taxes and minority rights	60,1	31,7	55,0	26,8

These results reflect the continuous improvement of profitability, mainly due to the increased activities of the Retail Banking Business Unit. Net profits from the above activities increased by 38% and amounted to Euro 51 million as against Euro 37 million of the first quarter of 2002. The increase of housing loans on an annual basis at the end of March 2003 amounted to 83%. The Bank continues its successfull course in this sector and during the last two years its market share doubled by launching new products and services such as the pionneering housing loans/ programme of fixed interest rate with a duration from 3 to 15 years. In the consumer credit sector, the increease on an annual basis at the end of March 2003 amounted to 21%. The Bank is expanding dynamically in this sector and has undertaken new initiatives. The cooperation with OTE and COSMOTE has already been announced with respect to the issue of co-branded VISA cards bearing the logotypes of the three Olympic sponsors. These cards will be supported by the biggest ever reward scheme in Greece, "EPATHLON". This new activity is expected to reinforce in many ways the Bank's return from credit cards and consumer loans. In the small and medium sized enterprises/ sector 8,000 new loans have already been granted since September 2002, approximately 4,000 of which during the first quarter of 2003.

The Bank continues to give priority to holding expenses down. The increase of operational costs, including amortization, was limited on an annual basis to 3%, while staff expenses and general expenses posted a slight increase of 1%. With a view to further limiting operational cost, the Bank, during the first quarter of 2003, completed an early retirement scheme, according to which 470 persons (approximately 6% of the Bank's workforce) are expected to retire until the end of the year. Furthermore, the Branch Network restructuring programme is being completed by merging Branches in 50 areas and establishing 10 new Branches. Finally, the merging of similar operations is under way as well as the concentration of all support work in the Bank and the Group. Thus, the Bank, thanks to the structural changes effected during recent years, turns to advantage, in the best possible way, the opportunities for development and profitability.

Athens, May 7, 2003

FIXED INTEREST RATES FOR ALPHA HOUSING LOANS [30/4/2003]

Alpha Bank announces new fixed interest rates valid as from Monday 12 May, 2003 as follows:

Alpha Housing Loans

◇ Fixed interest rate for 3 years	from 6.10% to 5.50%
◇ Fixed interest rate for 5 years	from 6.30% to 5.80%
◇ Fixed interest rate for 7 years	6.10% (new period of fixed interest rate)
◇ Fixed interest rate for 10 years	from 6.75% to 6.50%
◇ Fixed interest rate for 15 years	6.75% (unchangeable)

Alpha Housing Repair Loans' interest rates are being adjusted respectively.

Athens, 30 April, 2003

ALPHA BANK SEES STRONG INTERNATIONAL DEMAND FOR ITS EURO 500 MILLION SENIOR DEBT ISSUE [9/4/2003]

Alpha Bank, one of Greece's largest banks, has successfully closed a Euro 500 million senior debt issue, following a well received European investor roadshow.

The issue attracted strong international demand, with over three quarters of the amount coming from outside Greece.

The issue pays a coupon of 35 basis points above 3M Euribor and has an issue/reoffer price of 99.854. The maturity date is 11 April 2006. Standard and Poor's and Moody's, the international rating agencies, have assigned ratings of 'BBB+/A3' respectively to the issue.

The joint lead managers to the issue were Credit Suisse First Boston (Europe) and Citigroup Global Markets Ltd.

Commenting on the issue, Mr. Marinos Yannopoulos, Executive General Manager and Chief Financial Officer, said:

"This is the first time that Alpha Bank has accessed the senior debt markets and we were particularly encouraged by the positive response from investors in a difficult international climate. The strength of demand led us to increase the total issue from €400 million to €500 million."

Athens, April 9, 2003

NEW HOUSING LOANS PROGRAMME [14/4/2003]

Alpha Bank believes that under the prevailing conditions of historically low interest rates especially for the medium and long term, the most advantageous proposition for a housing loan is the choice of a fixed interest rate. Thus, as of Thursday April 17, 2003, Alpha Bank is launching a new pioneering housing loan programme.

This new programme facilitates family budget planning and, as of today, guarantees interest rates for 3, 5, 7,10 and 15 years, while it also alleviates the repayment of the loan during the first 18 months by offering an initial low interest rate of 4%.

For example, a customer choosing a fixed interest rate for the first 5 years of the loan, is guaranteed an interest rate of 5.51% (4% for the first 18 months and 6.15% for the remaining 3.5 years).

The interest rates of the new housing programme are indicated below:

Duration	Interest rate *(for the first 18 months)*	Interest rate *(for the first 18 months)*	Interest rate resulting for the customer
3 years	4.00%	5.80%	4.90%
5 years	4.00%	6.15%	5.51%
7 years	4.00%	6.65%	6.08%
10 years	4.00%	6.75%	6.34%
15 years	4.00%	6.90%	6.61%

The interest rates of the new housing programme are indicated below:

- Insurance coverage for the regular reimbursement of the loan without charge to the customer.
- Personal loan for the «initial installation costs» up to Euro 3,000, for a duration up to 5 years and at a fixed interest rate of 7%.
- Pre-approved Alpha Bank Mastercard with a credit limit of Euro 3,000, with no annual fee for the first 2 years, and an interest rate 300 basis points lower than the existing, for the first 18 months, i.e. 12.75% today.
- Internet connection, free of charge for 18 months, through an Alpha Web Banking subscription.

In parallel, Alpha Bank links its variable housing loan interest rate with that of the European Central Bank's (today 2.50%) plus spread of 3.25%, i.e. 5.75% today.

Athens, April 14, 2003

PRESENTATION OF ALPHA BANK TO THE MEMBERS OF THE ATHENS STOCK EXCHANGE MEMBER UNION [26/3/2003]

On Wednesday, March 26, 2003, Mr. Marinos Yannopoulos, Executive General Manager and CFO of Alpha Bank, made a presentation to the Members of the Athens Stock Exchange Member Union. During the presentation, the results and prospects of Alpha Bank Group were analysed.

In recent years, Alpha Bank has developed rapidly in retail banking (the market share in housing loans has doubled) and lending to small and medium sized enterprises, always maintaining top portfolio quality. Alpha Bank focuses on further developing in the most profitable areas, offering excellent service to clientele with differentiated and specialised needs through alternative channels and financial planners.
In parallel, emphasis is given to cost control through restructuring and merging of branches and introduction of new technology.
Alpha Bank's profitability remains high (18% return on equity capital for 2002) despite unfavourable market conditions and capital adequacy strong (capital adequacy ratio over 10% for 2002).

Athens, 26 March, 2003

ALPHA BANK

ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΜΗΝΟΣ ΙΟΥΛΙΟΥ 2003

(Ποσά σε χιλιάδες Ευρώ)

S41

ΕΝΕΡΓΗΤΙΚΟ

	2003		2002	
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		806 087		1 085 565
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		1 465 045		4 508 299
Απαιτήσεις κατά πιστωτικών ιδρυμάτων				
Καταθέσεις	947 682		692 989	
Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse repos)	5.134.694	6 082 376	2.001.831	2 694 820
Απαιτήσεις κατά πελατών:				
Χορηγήσεις	17 387 064		14 488 089	
Λοιπές απαιτήσεις	32.901		23.910	
	17 419 965		14 511 999	
Μείον Προβλέψεις	369.000	17 050 965	275.900	14 236 099
Χρεόγραφα		1 485 365		1 863 722
Συμμετοχές		1 623 957		1 497 465
Άυλα πάγια στοιχεία (μείον αποσβέσεις)		75 192		72 713
Ενσώματα πάγια στοιχεία (μείον αποσβέσεις)		251 667		271 696
Λοιπά στοιχεία ενεργητικού		528 699		612 495
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		29 369 553		26 842 866
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		50 711 101		46 197 466

ΠΑΘΗΤΙΚΟ

	2003		2002	
Υποχρεώσεις προς πιστωτικά ιδρύματα				
Καταθέσεις	1 630 839		2 130 811	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	2.321.067	3 951 906	274.928	2 405 739
Υποχρεώσεις προς πελάτες				
Καταθέσεις	16 604 133		15 715 566	
Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	3.835.483		6.022.207	
	20 439 616		21 737 773	
- Επιταγές και εντολές πληρωτέες	161 891	20 601 507	161 222	21 898 995
Ομολογιακά δάνεια		1 298 168		—
Λοιπά στοιχεία παθητικού		698 759		468 740
Προβλέψεις:				
Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	11 670		9 021	
Λοιπές προβλέψεις	4.794	16 464	12.965	21 986
Δάνεια μειωμένης εξασφαλίσεως		1 000 000		525 000
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	768 462		768 462	
Αποθεματικά	1 138 927		1 345 245	
Υπεραξία ενοποιήσεως προς συμψηφισμό	(305 630)	1 601 759	(611 301)	1 502 406
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		29 369 553		26 842 866
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		50 711 101		46 197 466

Αθήναι, 4 Σεπτεμβρίου 2003

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	**Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ**
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

ALPHA BANK
Interim Financial Statements as at June 30, 2003
(Amounts in thousands of Euro)

Assets

	30.06.2003		30.06.2002	
Cash and balances with the Central Bank		1,256,950		1,399,499
Treasury bills and other securities eligible for refinancing with the Central Bank		528,925		4,556,717
Loans and advances to credit institutions:				
- Deposits	895,097		675,772	
- Reverse repos	4,516,046	5,411,143	1,140,484	1,816,256
Loans and advances to customers :				
- Loans and advances	17,069,946		14,341,137	
- Other receivables	36,384		40,868	
	17,106,330		14,382,005	
Less : Allowances for credit losses	369,000	16,737,330	275,900	14,106,105
Securities		1,779,614		1,600,355
Investments		1,623,957		1,459,071
Intangible assets	217,476		180,303	
Less : Amortization till 30.6	142,521	74,955	115,200	65,103
Tangible assets	610,502		581,184	
Less : Depreciation till 30.6	361,411	249,091	320,439	260,745
Other assets		370,274		344,463
Prepayments and accrued income		159,178		330,205
TOTAL ASSETS		**28,191,417**		**25,938,519**

Liabilities

	30.06.2003		30.06.2002	
Due to credit institutions:				
- Deposits	1,473,402		1,501,719	
- Commitments arising out of sale and repurchase agreements	1,345,733	2,819,135	310,470	1,812,189
Due to customers :				
- Deposits	16,620,597		15,267,784	
- Commitments arising out of sale and repurchase agreements	3,872,791		5,970,079	
	20,493,388		21,237,863	
- Cheques and orders payable	173,385	20,666,773	235,843	21,473,706
Debt securities in issue		1,299,168		
Other liabilities		652,044		386,802
Accruals and deferred income		127,300		145,767
Provisions for liabilities and charges :				
- Provision for staff retirement indemnities	11,670		9,021	
- Other	7,328	18,998	12,965	21,986
Subordinated Debts		900,000		525,000
Capital and Reserves :				
Share capital	768,462		768,462	
Reserves	1,139,320		1,345,233	
Goodwill to be netted off	(305,650)	1,602,132	(611,301)	1,502,394
Net profit for the period 1.1 - 30.6		105,867		70,675
TOTAL LIABILITIES		**28,191,417**		**25,938,519**
OFF BALANCE SHEET ACCOUNTS		**47,019,055**		**46,665,750**

Profit and Loss Account
(1.1 - 30.6.2003)

	1.1 - 30.6.2003		1.1 - 30.6.2002 (comparable)		1.1 - 30.6.2002 (published)	
Interest income and similar income	616,143		608,361		608,361	
Less : Interest expense and similar charges	248,093	368,050	300,501	307,860	300,501	307,860
Dividend income		9,940		9,513		9,513
Net commissions income		104,195		113,293		108,089
Net trading income		50,720		24,552		24,552
Other operating income		4,662		6,051		6,051
Gross operating results		537,567		461,269		456,065
Less : Staff costs	156,249		159,235		159,235	
General expenses and non-income taxes	102,348	258,597	97,426	256,661	97,426	256,661
Depreciation and amortization expenses	45,608		38,167		54,866	
General provision for credit risk	80,303		66,087		66,087	
Provision for staff retirement indemnities	-		889		889	
Other provisions	112	126,023	106	105,249	106	121,948
Total operating results		152,947		99,359		77,456
Extraordinary income		1,563		1,112		1,112
Extraordinary charges		(1,220)		(974)		(974)
Extraordinary profit or loss		2,538		2,282		2,282
Net profit (before tax)		155,828		101,779		79,876
Less: Income tax (provision)		49,961		31,104		29,633
Net profit after tax according to P.D. 360/85		105,867		70,675		50,243

Notes :

1. The annual ordinary general shareholders' meeting of the Bank approved, in accordance with Law 3091/2002, that the unamortized balance of goodwill resulting from the merger with the former Ionian Bank in 2000 of Euro 611.3 million be offset against reserves in two equal installments in 2003 and 2004. Therefore to facilitate comparison with the current period the goodwill amortization charge relating to the six month period ended 30 June 2002, which amounted to Euro 16.7 million, has been reversed. In addition, to facilitate comparison with the current period, the 30 June 2002 net commission income has been increased by Euro 5.2 million, because previously the Bank expensed commission paid for the promotion of the Bank's financial products, whereas the commission expense is now expensed over the duration of the contracts. As a result of the above adjustments, the Bank has increased the income tax expense relating to the period ended 30 June 2002 by Euro 1.5 million taking into account the effective tax rate as of 31 December 2002.

2. Based on a recent actuarial study, it is estimated that an amount of about Euro 134.6 million (on an after tax basis), in addition to the Euro 22.9 million that has been charged to the current period's results, is required in order for the Bank to meet its liability to the Auxiliary Pension Fund.

3. The Bank has been audited by the tax authorities for all years up to and including 31 December 1999.

4. No fixed assets have been pledged.

5. There are no pending legal cases or issues in progress, which may have a material impact on the financial statements of the Bank.

6. The total employees of the Bank as at 30 June 2003 was 7,692 compared to 7,921 as at 30 June 2002.

7. The Bank is classified under the statistical code 651.9, according to the 4-digit classification of the economic activity sector.

8. The basic accounting principles followed by Alpha Bank in compiling their financial statements are consistent with those followed as at December 31, 2002 and they are in accordance with the relevant provisions of Company Law 2190/1920.

Athens, August 7, 2003.

The Chairman of the Board of Directors and Managing Director	The Executive Director and General Manager	The Executive General Manager And Chief Financial Officer	Chief Group Financial Reporting
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

Auditors' Report
(Translated from the original in Greek)

To the Board of Directors of
ALPHA BANK

We performed the audit which is required in accordance with the provisions of article 6 of Presidential Decree 360/1985, as amended by article 90 of Law 2533/1997. Our audit included those procedures that we considered necessary, taking into account the auditing standards that have been adopted by the Institute of Certified Auditors Accountants, to ensure that the above condensed financial statements of ALPHA BANK that relate to the period from 1 January 2003 to 30 June 2003, do not contain any misstatements or omissions that would materially affect the net worth, financial position and the results of the Bank. Our audit also included the activities of the Bank's branches. The books and records maintained by the Bank were placed at our disposal and we were provided with all the necessary information and explanations for the purpose of our audit. The Bank properly applied the Banking Industry Chart of Accounts. The accounting policies have been consistently applied, except for the matter discussed in note 1 to the financial statements.

According to the audit we performed, we confirmed that the above condensed financial statements are derived from the Bank's books and records, and after taking into account note 2 to the financial statements, do not contain misstatements or omissions that would materially affect the net worth, financial position and results of the Bank as of 30 June 2003 and for the period then ended in accordance with applicable provisions and generally accepted accounting principles in Greece which have been consistently applied, except for the matter noted above.

Athens, 7 August 2003

KPMG Kyriacou Certified Auditors AE

Yiangos Charalambous Certified Auditor Accountant AM ΣΟΕΛ 12501	Nikolaos Vouniseas Certified Auditor Accountant AM ΣΟΕΛ 18701

File No 82-3399

Consolidated Interim Financial Statements of the Group of Companies

of the Financial/Credit Sector as at June 30, 2003

(Amounts in thousands of Euro)

Assets

	30.6.2003		30.6.2002	
Cash and balances with the Central Bank		1,471,683		1,699,690
Treasury bills and other securities eligible for refinancing with the Central Bank		528,925		4,556,717
Loans and advances to credit institutions :				
- Deposits	785,669		592,779	
- Reverse repos	4,516,046	5,301,715	1,140,484	1,733,263
Loans and advances to customers :				
- Loans and advances	19,243,767		16,393,374	
- Other receivables	81,169		90,483	
	19,324,936		16,483,857	
Less : Allowances for credit losses	428,124	18,896,812	321,346	16,162,511
Securities		1,812,911		2,278,256
Investments		204,734		230,350
Intangible assets:	247,201		205,322	
Less : Amortization till 30.6	165,472	81,729	135,240	70,082
Tangible assets	731,227		692,696	
Less : Depreciation till 30.6	407,421	323,806	362,296	330,400
Other assets		392,782		368,406
Prepayments and accrued income		165,933		342,380
TOTAL ASSETS		**29,181,030**		**27,772,055**
OFF BALANCE SHEET ACCOUNTS		**48,955,941**		**51,081,659**

Liabilities

	30.6.2003		30.6.2002	
Due to credit institutions :				
- Deposits	1,334,904		1,341,100	
- Commitments arising out of sale and repurchase agreements	1,345,733	2,680,637	310,470	1,651,570
Due to customers :				
- Deposits	18,564,370		17,249,511	
- Commitments arising out of sale and repurchase agreements	3,673,390		5,850,465	
	22,237,760		23,099,976	
- Cheques and orders payable	173,656	22,411,416	238,135	23,338,111
Senior debt		779,807		-
Other liabilities		733,419		480,327
Accruals and deferred income		261,748		289,448
Provisions :				
- Provisions for staff retirement indemnities	25,818		20,098	
- Other	7,506	33,324	13,151	33,249
Subordinated Debts		674,741		525,038
Hybrid securities (circ. Bank of Greece no. 17/2002)		199,990		-
Capital and Reserves :				
Share capital	768,462		768,462	
Reserves	1,086,082		1,388,802	
Goodwill to be netted off	(273,021)		(578,671)	
	1,581,523		1,578,593	
Less:Consolidation differences	226,293		225,771	
Less:Treasury shares	384,938		374,693	
	970,292		978,129	
Minority interests	317,341	1,287,633	403,269	1,381,398
Net profit for the period 1.1 - 30.6		118,315		72,914
TOTAL LIABILITIES		**29,181,030**		**27,772,055**
OFF BALANCE SHEET ACCOUNTS		**48,955,941**		**51,081,659**

Consolidated profit and loss account
(1.1 - 30.6.2003)

	1.1 – 30.6.2003		1.1 - 30.6.2002 (comparable)		1.1 - 30.6.2002 (published)	
Interest income and similar income	698,246		695,819		679,180	
Less : Interest expense and similar charges	273,265	424,981	331,272	364,547	331,272	347,908
Dividend income		3,968		9,125		9,125
Net commissions income		134,020		139,194		133,990
Net trading income		64,365		29,862		29,862
Other operating income		5,058		8,378		80,206
Surplus value from participation in companies not consolidated		(2,575)		(4,457)		(4,457)
Gross operating results		629,817		546,649		596,634
Less : Staff costs	184,840		186,570		186,570	
General expenses and non-income taxes	113,556	298,396	112,320	298,890	110,835	297,405
Depreciation and amortization expenses	50,944		43,992		118,644	
General provision for credit risk	91,583		74,094		74,094	
Provisions for staff retirement indemnities	154		976		976	
Other provisions	3,163	145,844	5,574	124,636	5,574	199,288
Total operating results		185,577		123,123		99,941
Extraordinary income		3,328		2,135		2,135
Extraordinary charges		(1,515)		(1,276)		(1,276)
Extraordinary profit or loss		2,195		2,008		1,472
Net profit for the period (before tax)		189,585		125,990		102,272
Less: Income tax (provision)		61,847		42,168		40,697
Net profit		127,738		83,822		61,575
Less: Minority shareholders' share		9,423		10,908		10,481
Net profit for the period		**118,315**		**72,914**		**51,094**

Notes :

1. The Group companies of the financial services sector that have been consolidated under the full consolidation method, excluding "ALPHA BANK", are: 1. Alpha Bank London Ltd., 2. Alpha Bank Romania S.A., 3. Alpha Bank Jersey Ltd., 4. Alpha Bank Limited, 5. Alpha Bank A.D. Skopje, 6. Alpha Leasing A.E., 7. Alpha Investments A.E., 8. Alpha Finance A.X.E.P.E.Y. , 9. Alpha Private Investment Services A.E.P.E.Y., 10. Alpha Romanian Holdings Company A.E., 11. Alpha Mutual Fund Management A.E., 12. Alpha Ventures A.E., 13. Alpha Astika Akinita A.E., 14. Alpha Asset Finance Ltd., 15. Alpha Credit Group Plc., 16. Alpha Finance U.S. Corporation, 17. Alpha Finance Ltd Cyprus, 18. Alpha Asset Management A.E.P.E.Y., 19. Alpha Finance Romania S.A., 20. Alpha Leasing Romania S.A., 21. Alpha Trustees Ltd., 22. Alpha Equity Fund A.E., 23. ABC Factors A.E., 24. Ionian Holdings A.E., 25. C.B. Interleasing Southeastern Ltd., 26. Messana Holdings S.A., 27.Alpha Commercial Real Estate A.E., 28. Alpha Group Jersey Limited.

2. The activities of Alpha Leasing have on consolidation been accounted for using the finance lease method and the necessary changes in certain captions of the balance sheet and income statement have been made. As a result of this change, the results of the first semester of 2003 have decreased by Euro 0.3 million and the results of the first semester of 2002 have increased by Euro 1.4 million.

3. The annual ordinary general shareholders' meeting of the Bank approved, in accordance with Law 3091/2002, that the unamortized balance of goodwill resulting from the merger with the former Ionian Bank in 2000, be offset against reserves in two equal instalments in 2003 and 2004.Therefore to facilitate comparison, with the current period the goodwill amortization charge relating to the six month period ended 30 June 2002, which amounted to Euro 16.7 million, has been reversed. In addition, to facilitate comparison with the current period, the 30 June 2002 net commission income has been increased by Euro 5.2 million because previously the Bank, expensed commission paid for the promotion of the Bank's financial products, whereas the commission expense is now expensed over the duration of the contracts. As a result of the above adjustments, the Bank has increased the income tax expense relating to the period ended 30 June 2002 by Euro 1.5 million taking into account the effective tax rate as of 31.12.2002.

4. Based on a recent actuarial study, it is estimated that an amount of about Euro 134.6 million (on an after tax basis), in addition to the amount of Euro 22.9 million that has been charged to the current period's results, is required, in order for the Bank to meet its liability to the Auxiliary Pension Fund.

5. The majority of the subsidiaries have been audited by the tax authorities for all years up to and including 31 December 1999.

6. No fixed assets have been pledged.

7. There are no pending legal cases or issues in progress which may have a material impact on the financial statements of the Group.

8. The total employees of the Group as at June 30, 2003 was 9,570 compared to 9,739 as at June 30, 2002.

9. The accounting policies followed by the subsidiaries of the Group, in compiling their financial statements, are consistent with those followed in the prior year and they are in accordance with the relevant provisions of Company Law 2190/1920 except for the matter discussed in note 2.

Athens, August 7, 2003

The Chairman of the Board of Directors and Managing Director	The Executive Director and General Manager	The Executive General Manager and Chief Financial Officer	Chief Group Financial Reporting
YANNIS S. COSTOPOULOS	DIMITRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

Auditors' Report
(Translated from the original in Greek)

To the Board of Directors of
ALPHA BANK

We performed the audit which is required in accordance with the provisions of article 6 of Presidential Decree 360/1985, as amended by article 90 of Law 2533/1997. Our audit included those procedures that we considered necessary, taking into account the auditing standards that have been adopted by the Institute of Certified Auditors Accountants, to ensure that the above condensed financial statements of the financial sector of ALPHA BANK that relate to the period from 1 January 2003 to 30 June 2003, do not contain any misstatements or omissions that would materially affect the consolidated net worth, financial position and the consolidated results of the Bank and of its subsidiaries that are consolidated.

According to the audit we performed, we confirmed that the above condensed consolidated financial statements have been compiled in accordance with the requirements of Codified Law 2190/1920 (Companies' Act), and after taking into account note 4 to the financial statements, do not contain misstatements or omissions that would materially affect the consolidated net worth, financial position of the Companies that are consolidated as of 30 June 2003 and their consolidated results for the period then ended in accordance with applicable provisions and generally accepted accounting principles in Greece which have been consistently applied, except for the matters discussed in notes 2 and 3 to the financial statements.

Athens, 7 August 2003

KPMG Kyriacou Certified Auditors AE

Yiangos Charalambous	Nikolaos Vouniseas
Certified Auditor Accountant	Certified Auditor Accountant
AM SOEL 12501	AM SOEL 18701

Rule 12g3-2(b)
File No 82-3399

ALPHA BANK

ΕΝΟΠΟΙΗΜΕΝΗ ΣΥΝΟΠΤΙΚΗ ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΤΗΣ 30ης ΙΟΥΝΙΟΥ 2003 ΤΩΝ ΕΤΑΙΡΙΩΝ ΤΟΥ ΟΜΙΛΟΥ ΠΟΥ ΑΝΗΚΟΥΝ ΣΤΟ ΧΡΗΜΑΤΟΠΙΣΤΩΤΙΚΟ ΤΟΜΕΑ (Π.Δ. 360/85)

(Ποσά σε χιλιάδες Ευρώ)

ΕΔΡΑ: ΑΘΗΝΑ

Α.Μ. [illegible]

ΕΝΕΡΓΗΤΙΚΟ

	30.6.2003		30.6.2002	
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		1.471.683		1.699.690
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		528.925		4.556.717
Απαιτήσεις κατά πιστωτικών ιδρυμάτων:				
- Καταθέσεις	785.669		592.779	
- Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (reverse repos)	4.516.046	5.301.715	1.140.484	1.733.263
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	19.243.767		16.393.374	
- Λοιπές απαιτήσεις	81.169		90.483	
	19.324.936		16.483.857	
Μείον: Προβλέψεις	428.124	18.896.812	321.346	16.162.511
Χρεόγραφα		1.812.911		2.278.256
Συμμετοχές		204.734		230.559
Άυλα πάγια στοιχεία	247.201		205.322	
Μείον: Αποσβέσεις μέχρι 30.6	165.472	81.729	135.240	70.082
Ενσώματα πάγια στοιχεία	731.227		692.696	
Μείον: Αποσβέσεις μέχρι 30.6	407.421	323.806	362.296	330.400
Λοιπά στοιχεία ενεργητικού		392.782		380.406
Προπληρωθέντα έξοδα και έσοδα εισπρακτέα		165.933		342.280
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		29.181.030		27.772.055
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		48.955.941		51.081.659

ΠΑΘΗΤΙΚΟ

	30.6.2003		30.6.2002	
Υποχρεώσεις προς πιστωτικά ιδρύματα:				
- Καταθέσεις	1.334.904		1.341.100	
- Υποχρεώσεις από πράξεις προσωρινής εκχώρησης	1.345.733	2.680.637	310.470	1.651.570
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	18.564.370		17.249.511	
- Υποχρεώσεις από πράξεις προσωρινής εκχώρησης	3.673.390		5.850.465	
	22.237.760		23.099.976	
- Επιταγές και εντολές πληρωτέες	173.656	22.411.416	238.135	23.338.111
Ομολογιακά δάνεια		778.607		—
Λοιπά στοιχεία παθητικού		733.419		480.327
Προεισπραχθέντα έσοδα και έξοδα πληρωτέα		281.748		289.448
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	25.818		20.098	
- Λοιπές προβλέψεις	7.506	33.324	13.151	33.249
Δάνεια μειωμένης εξασφαλίσεως		674.741		525.035
Υβριδικά κεφάλαια (Εγκύκλιος Τράπεζας της Ελλάδος αριθ. 17/2002)		199.990		—
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	768.462		768.462	
Αποθεματικά	1.086.082		1.388.802	
Υπεραξία συγχωνεύσεως προς συμψηφισμό	(273.021)		(578.671)	
	1.581.523		1.578.593	
Μείον: Διαφορές ενοποιήσεως	226.293		225.771	
Μείον: Ίδιες μετοχές	384.938		374.693	
	970.292		978.129	
Αναλογία τρίτων	317.341	1.287.633	403.269	1.381.398
Καθαρά κέρδη 1.1 - 30.6		118.315		72.914
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		29.181.030		27.772.055
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		48.955.941		51.081.659

ΕΝΟΠΟΙΗΜΕΝΗ ΚΑΤΑΣΤΑΣΗ ΛΟΓΑΡΙΑΣΜΟΥ ΑΠΟΤΕΛΕΣΜΑΤΩΝ 1.1 - 30.6.2003

	1.1 - 30.6.2003		1.1 - 30.6.2002 (σε συγκρίσιμη βάση)		1.1 - 30.6.2002 (όπως δημοσιεύθηκε)	
Τόκοι και εξομοιούμενα έσοδα	698.246		695.819		679.180	
Μείον: Τόκοι και εξομοιούμενα έξοδα	273.265	424.981	331.272	364.547	331.272	347.908
Έσοδα από τίτλους		3.968		9.125		9.125
Προμήθειες (έσοδα μείον έξοδα)		134.020		139.194		133.890
Αποτελέσματα χρηματοοικονομικών πράξεων		64.365		29.862		29.862
Λοιπά έσοδα εκμεταλλεύσεως		5.058		8.378		80.206
Υπεραξία από συμμετοχές σε συγγενείς επιχειρήσεις εκτός ενοποιήσεως		(2.575)		(4.457)		(4.457)
Μικτά αποτελέσματα εκμεταλλεύσεως		629.817		546.649		596.634
Μείον: Αμοιβές και έξοδα προσωπικού	184.840		186.570		186.579	
Γενικά έξοδα και φόροι	113.556	298.396	112.320	298.890	110.886	297.465
Αποσβέσεις	50.944		43.992		118.644	
Πρόβλεψη για επισφαλείς απαιτήσεις	91.583		74.094		74.094	
Πρόβλεψη για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	154		976		976	
Λοιπές προβλέψεις	3.163	145.844	5.574	124.636	5.574	199.288
Ολικά αποτελέσματα εκμεταλλεύσεως		185.577		123.123		99.941
Έκτακτα έσοδα		3.328		2.135		2.135
Έκτακτα έξοδα		(1.515)		(1.276)		(1.276)
Έκτακτα αποτελέσματα		2.195		2.008		1.472
Καθαρά κέρδη (προ φόρου)		189.585		125.990		102.272
Μείον: Φόρος εισοδήματος (πρόβλεψη)		61.847		42.168		40.697
Καθαρά κέρδη μετά από το φόρο		127.738		83.822		61.575
Μείον: Αναλογία κερδών τρίτων		9.423		10.908		10.481
Καθαρά κέρδη μετά από το φόρο και την αναλογία τρίτων		118.315		72.914		51.094

Σημειώσεις: 1. Οι εταιρίες του χρηματοπιστωτικού τομέα που περιλαμβάνονται στην ενοποίηση, πέραν της "ALPHA BANK", είναι: 1. Alpha Bank London Ltd., 2. Alpha Bank Romania S.A., 3. Alpha Bank Jersey Ltd., 4. Alpha Τράπεζα Λίμιτεδ, 5. Alpha Bank AD Skopje, 6. Alpha Leasing A.E., 7. Alpha Επενδύσεων A.E., 8. Alpha Finance A.X.E.Π.Ε.Υ., 9. Alpha Επενδυτικές Υπηρεσίες A.E.Π.Ε.Υ., 10. Alpha Συμμετοχών Ρουμανίας A.E., 11. Alpha [illegible] A.E., 12. Alpha A.E. [illegible], 13. Alpha [illegible] A.E., 14. Alpha Asset Finance Ltd., 15. Alpha Credit Group Plc., 16. Alpha Finance US Corporation, 17. Alpha Finance Ltd Κύπρος, 18. Alpha Asset Management A.E.Π.Ε.Υ., 19. Alpha Finance Romania S.A., 20. Alpha Leasing Romania S.A., 21. Alpha Trustees Ltd., 22. Alpha A.E. Συμμετοχών και Επενδύσεων, 23. ABC Factors A.E., 24. Ιονική Συμμετοχών A.E., 25. C.B. Interleasing Southeastern Ltd., 26. Messana Holdings S.A., 27. Alpha [illegible] A.E., 28. Alpha Group Jersey Limited. 2. [illegible] 3. [illegible] 4. [illegible] 5. [illegible] 6. [illegible] 7. [illegible] 8. [illegible]

Αθήνα, 7 Αυγούστου 2003

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ ΚΑΙ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ ΚΑΙ CHIEF FINANCIAL OFFICER	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

ΕΚΘΕΣΗ ΕΛΕΓΧΟΥ ΟΡΚΩΤΩΝ ΕΛΕΓΚΤΩΝ ΛΟΓΙΣΤΩΝ

Προς το Διοικητικό Συμβούλιο της ALPHA BANK

Διενεργήσαμε τον έλεγχο που προβλέπεται από τις διατάξεις του άρθρου 6 του π.δ. 360/1985, όπως τροποποιήθηκε με το άρθρο 90 του ν. 2533/1997, εφαρμόζοντας [illegible] του χρηματοπιστωτικού τομέα της ALPHA BANK, που καλύπτουν την περίοδο από 1 Ιανουαρίου 2003 μέχρι 30 Ιουνίου 2003 [illegible] σύμφωνα με τις σχετικές διατάξεις του κωδ. Ν. 2190/1920 [illegible] 2003, καθώς και τα ενοποιημένα αποτελέσματα της περιόδου που έληξε αυτή την ημερομηνία [illegible] και δεν διαφέρουν από εκείνες που εφαρμόστηκαν στην αντίστοιχη περίοδο της προηγούμενης χρήσης, εκτός των περιπτώσεων που αναφέρονται στις παρατιθέμενες από την Τράπεζα σημειώσεις 2 και 3.

Αθήνα, 7 Αυγούστου 2003

KPMG Κυριάκου Ορκωτοί Ελεγκτές Α.Ε.

Γεώργιος Χαραλαμπίδης	Νικόλαος Βουνισέας
Ορκωτός Ελεγκτής Λογιστής	Ορκωτός Ελεγκτής Λογιστής
ΑΜ ΣΟΕΛ 12501	ΑΜ ΣΟΕΛ 18701

ALPHA BANK

ΣΥΝΟΠΤΙΚΗ ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΤΗΣ 30ης ΙΟΥΝΙΟΥ 2003 (Π.Δ. 360/85)

(Ποσά σε χιλιάδες Ευρώ)

ΕΔΡΑ: ΑΘΗΝΑΙ — Α.Μ. [illegible]

ΕΝΕΡΓΗΤΙΚΟ

	30.6.2003		30.6.2002	
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		1.258.950		1.393.490
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		528.920		4.556.717
Απαιτήσεις κατά πιστωτικών ιδρυμάτων:				
- Καταθέσεις	895.097		675.772	
- Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse repos)	4.516.046	5.411.143	1.140.484	1.816.256
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	17.069.946		14.341.137	
- Λοιπές απαιτήσεις	36.384		40.868	
	17.106.330		14.382.005	
Μείον: Προβλέψεις	369.000	16.737.330	275.900	14.106.105
Χρεόγραφα		1.779.614		1.600.355
Συμμετοχές		1.623.957		1.459.071
Άυλα πάγια στοιχεία	217.476		180.303	
Μείον: Αποσβέσεις μέχρι 30.6	142.521	74.955	115.200	65.103
Ενσώματα πάγια στοιχεία	610.502		581.184	
Μείον: Αποσβέσεις μέχρι 30.6	361.411	249.091	320.439	260.745
Λοιπά στοιχεία ενεργητικού		370.274		344.463
Προπληρωθέντα έξοδα και έσοδα εισπρακτέα		159.178		330.205
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		28.191.417		25.938.519
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		47.019.055		46.668.760

ΠΑΘΗΤΙΚΟ

	30.6.2003		30.6.2002	
Υποχρεώσεις προς πιστωτικά ιδρύματα:				
- Καταθέσεις	1.473.402		1.501.719	
- Υποχρεώσεις από πράξεις προσωρινής εκχώρησης	1.345.733	2.819.135	310.470	1.812.189
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	16.620.597		15.257.784	
- Υποχρεώσεις από πράξεις προσωρινής εκχώρησης	3.872.791		5.970.079	
	20.493.388		21.237.863	
- Επιταγές και εντολές πληρωτέες	173.385	20.666.773	235.843	21.473.706
Ομολογιακά δάνεια		1.299.168		—
Λοιπά στοιχεία παθητικού		652.044		386.802
Προεισπραχθέντα έσοδα και έξοδα πληρωτέα		127.300		145.767
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	11.670		9.021	
- Λοιπές προβλέψεις	7.328	18.998	12.965	21.986
Δάνεια μειωμένης εξασφαλίσεως		900.000		525.000
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	768.462		768.462	
Αποθεματικά	1.139.320		1.345.233	
Υπεραξία συγχωνεύσεως προς συμψηφισμό	(305.650)	1.602.132	(611.301)	1.502.394
Καθαρά κέρδη Α' Εξαμήνου		105.867		70.675
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		28.191.417		25.938.519
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		47.019.055		46.665.750

ΚΑΤΑΣΤΑΣΗ ΛΟΓΑΡΙΑΣΜΟΥ ΑΠΟΤΕΛΕΣΜΑΤΩΝ Α' ΕΞΑΜΗΝΟΥ 2003

	1.1.-30.6.2003		1.1.-30.6.2002 (σε συγκρίσιμη βάση)		1.1.-30.6.2002 (όπως δημοσιεύθηκε)	
Τόκοι και εξομοιούμενα έσοδα	616.143		608.361		605.261	
Μείον: Τόκοι και εξομοιούμενα έξοδα	248.093	368.050	300.501	307.860	300.501	307.860
Έσοδα από τίτλους		9.940		9.513		9.513
Προμήθειες (έσοδα μείον έξοδα)		104.188		113.293		108.089
Αποτελέσματα χρηματοοικονομικών πράξεων		50.720		24.552		24.552
Λοιπά έσοδα εκμεταλλεύσεως		4.652		6.051		6.051
Μικτά αποτελέσματα εκμεταλλεύσεως		537.567		461.269		456.065
Μείον: Αμοιβές και έξοδα προσωπικού	156.249		159.235		159.235	
Γενικά έξοδα και φόροι	102.348	258.597	97.426	256.601	97.426	256.661
Αποσβέσεις	45.608		38.167		54.866	
Πρόβλεψη για επισφαλείς απαιτήσεις	80.303		66.087		66.087	
Πρόβλεψη για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	—		889		589	
Λοιπές προβλέψεις	112	126.023	106	105.249	106	121.948
Ολικά αποτελέσματα εκμεταλλεύσεως		152.947		99.359		77.456
Έκτακτα έσοδα		1.563		1.112		1.112
Έκτακτα έξοδα		(1.220)		(974)		(974)
Έκτακτα αποτελέσματα		2.538		2.282		2.282
Καθαρά κέρδη (προ φόρου)		155.828		101.779		79.876
Μείον: Φόρος εισοδήματος (πρόβλεψη)		49.961		31.104		28.633
Καθαρά κέρδη μετά από το φόρο σύμφωνα με το Π.Δ. 360/85		105.867		70.675		50.243

Σημειώσεις: 1. Η Έκτακτη Γενική Συνέλευση των Μετόχων της Τραπέζης [illegible] ... 2. [illegible] ... 3. Η Τράπεζα έχει ελεγχθεί φορολογικά έως και τη χρήση 1999. 4. Δεν υπάρχουν εμπράγματα βάρη επί των παγίων στοιχείων. 5. [illegible] ... 6. Ο αριθμός του απασχολούμενου προσωπικού την 30.6.2003 ήταν 7.682 άτομα, έναντι 7.821 την 30.6.2002. 7. [illegible] ... 8. Οι βασικές λογιστικές αρχές που ακολουθήθηκαν για τη σύνταξη των λογιστικών καταστάσεων της 30.6.2003, είναι όμοιες με εκείνες που εφαρμόσθηκαν και για τη σύνταξη των οικονομικών καταστάσεων της 31.12.2002 και προβλέπονται από τις σχετικές διατάξεις του Κ.Ν. 2190/1920.

Αθήναι, 7 Αυγούστου 2003

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ ΚΑΙ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ ΚΑΙ CHIEF FINANCIAL OFFICER	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

ΕΚΘΕΣΗ ΕΛΕΓΧΟΥ ΟΡΚΩΤΩΝ ΕΛΕΓΚΤΩΝ ΛΟΓΙΣΤΩΝ

Προς το Διοικητικό Συμβούλιο της ALPHA BANK

Διενεργήσαμε τον έλεγχο που προβλέπεται από τις διατάξεις του άρθρου 6 του π.δ. 360/1985, όπως τροποποιήθηκε με το άρθρο 90 του ν. 2533/1997, ... [illegible] ... της ALPHA BANK που καλύπτουν την περίοδο από 1 Ιανουαρίου 2003 μέχρι 30 Ιουνίου 2003 ... [illegible]

[illegible] ... 30 Ιουνίου 2003 ... [illegible] ... της προηγούμενης χρήσης, εκτός της περίπτωσης του προαναφέραμε.

Αθήνα, 7 Αυγούστου 2003

KPMG Κυριάκου Ορκωτοί Ελεγκτές Α.Ε.

Γιώργος Χαραλάμπους	Μιχάλης Βουλγαρίδης
Ορκωτός Ελεγκτής Λογιστής	Ορκωτός Ελεγκτής Λογιστής
ΑΜ ΣΟΕΛ 12561	ΑΜ ΣΟΕΛ 19701

ALPHA BANK

ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΜΗΝΟΣ ΜΑΪΟΥ 2003
(Ποσά σε χιλιάδες Ευρώ)

ΕΝΕΡΓΗΤΙΚΟ

	2003	2003	2002	2002
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		680.577		1.356.982
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		747.717		4.665.378
Απαιτήσεις κατά πιστωτικών ιδρυμάτων:				
- Καταθέσεις	992.398		692.611	
- Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse repos)	4.389.193	5.381.591	1.700.201	2.392.812
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	16.873.918		14.084.887	
- Λοιπές απαιτήσεις	22.740		21.803	
	16.896.658		14.106.690	
Μείον: Προβλέψεις	349.360	16.546.298	260.910	13.845.780
Χρεόγραφα		1.376.121		1.693.943
Συμμετοχές		1.624.057		1.458.679
Άυλα πάγια στοιχεία (μείον αποσβέσεις)		74.556		68.999
Ενσώματα πάγια στοιχεία (μείον αποσβέσεις)		257.138		275.063
Λοιπά στοιχεία ενεργητικού		482.594		588.909
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		27.152.439		26.349.545
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		49.259.617		47.265.201

ΠΑΘΗΤΙΚΟ

	2003	2003	2002	2002
Υποχρεώσεις προς πιστωτικά ιδρύματα:				
- Καταθέσεις	1.101.892		1.740.186	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	1.868.963	2.970.855	699.901	2.440.087
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	16.365.732		14.925.642	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	3.865.077		6.355.960	
	20.230.809		21.281.602	
- Επιταγές και εντολές πληρωτέες	133.610	20.364.419	156.158	21.437.760
Λοιπά στοιχεία παθητικού		1.293.163		473.106
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	12.346		8.341	
- Λοιπές προβλέψεις	9.809	22.155	12.965	21.306
Δάνεια μειωμένης εξασφαλίσεως		900.000		475.000
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	768.462		768.462	
Αποθεματικά	1.139.035		1.345.125	
Υπεραξία συγχωνεύσεως προς συμψηφισμό	(305.650)	1.601.847	(611.301)	1.502.286
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		27.152.439		26.349.545
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		49.259.617		47.625.201

Αθήνα, 10 Ιουλίου 2003

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ

Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ

ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

Rule 12g3-2(b)
File No 82-3399

ALPHA BANK

ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΜΗΝΟΣ ΑΠΡΙΛΙΟΥ 2003

(Ποσά σε χιλιάδες Ευρώ)

ΕΝΕΡΓΗΤΙΚΟ

	2003		2002	
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		1.123.273		1.476.301
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		902.698		5.056.550
Απαιτήσεις κατά πιστωτικών ιδρυμάτων:				
- Καταθέσεις	1.491.119		790.056	
- Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse repos)	3.553.527	5.044.646	1.425.038	2.215.094
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	16.625.305		13.925.256	
- Λοιπές απαιτήσεις	20.572		20.479	
	16.645.877		13.945.735	
Μείον: Προβλέψεις	348.360	16.297.517	260.910	13.684.825
Χρεόγραφα		1.572.746		1.720.204
Συμμετοχές		1.623.898		1.457.375
Άυλα πάγια στοιχεία (μείον αποσβέσεις)		73.039		67.098
Ενσώματα πάγια στοιχεία (μείον αποσβέσεις)		255.643		269.171
Λοιπά στοιχεία ενεργητικού		502.987		587.469
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		27.396.447		26.533.787
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		43.244.476		47.264.934

ΠΑΘΗΤΙΚΟ

	2003		2002	
Υποχρεώσεις προς πιστωτικά ιδρύματα:				
- Καταθέσεις	1.917.597		1.745.403	
- Υποχρεώσεις από πράξεις προσωρινής εκχώρησης	1.091.409	3.008.996	425.732	2.171.135
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	16.151.742		15.205.172	
- Υποχρεώσεις από πράξεις προσωρινής εκχώρησης	4.202.147		6.456.090	
	20.353.889		21.661.262	
- Επιταγές και εντολές πληρωτέες	130.390	20.484.279	187.891	21.849.153
Λοιπά στοιχεία παθητικού		1.375.971		539.907
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	12.346		8.341	
- Λοιπές προβλέψεις	13.070	25.416	12.965	21.306
Δάνεια μειωμένης εξασφαλίσεως		900.000		450.000
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	768.462		768.462	
Αποθεματικά	1.444.624		1.345.125	
Υπεραξία συγχωνεύσεως προς συμψηφισμό	(611.301)	1.601.785	(611.301)	1.502.286
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		27.396.447		26.533.787
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		43.244.476		47.264.934

Αθήναι, 5 Ιουνίου 2003

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ
ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ

Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ

ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

ALPHA BANK

31

ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΜΗΝΟΣ ΜΑΡΤΙΟΥ 2003
(Ποσά σε χιλιάδες Ευρώ)

ΕΝΕΡΓΗΤΙΚΟ

	2003		2002	
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		1.451.416		1.497.648
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		1.721.901		6.634.650
Απαιτήσεις κατά πιστωτικών ιδρυμάτων:				
- Καταθέσεις	814.612		924.813	
- Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse repos)	4.091.722	4.906.334	269.316	1.194.129
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	16.472.086		13.681.497	
- Λοιπές απαιτήσεις	30.624		30.943	
	16.502.710		13.712.440	
Μείον: Προβλέψεις	348.360	16.154.350	260.910	13.451.530
Χρεόγραφα		1.629.297		1.712.777
Συμμετοχές		1.620.560		1.453.451
Άυλα πάγια στοιχεία (μείον αποσβέσεις)		69.525		66.849
Ενσώματα πάγια στοιχεία (μείον αποσβέσεις)		256.177		266.779
Λοιπά στοιχεία ενεργητικού		566.568		683.034
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		28.576.128		26.960.847
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		47.034.469		46.639.944

ΠΑΘΗΤΙΚΟ

	2003		2002	
Υποχρεώσεις προς πιστωτικά ιδρύματα:				
- Καταθέσεις	2.448.471		1.465.560	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	1.852.948	4.301.419	692.559	2.158.119
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	15.692.688		15.389.125	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	5.075.787		6.569.735	
	20.768.475		21.958.860	
- Επιταγές και εντολές πληρωτέες	130.171	20.898.646	127.299	22.086.159
Λοιπά στοιχεία παθητικού		848.951		742.922
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	12.346		8.341	
- Λοιπές προβλέψεις	12.978	25.324	13.020	21.361
Δάνεια μειωμένης εξασφαλίσεως		900.000		450.000
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	768.462		760.793	
Αποθεματικά	1.444.627		1.352.794	
Υπεραξία συγχωνεύσεως προς συμψηφισμό	(611.301)	1.601.788	(611.301)	1.502.286
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		28.576.128		26.960.847
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		47.034.469		46.639.944

Αθήναι, 6 Μαΐου 2003

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ

Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ

ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

Rule 12g3-2(b)
File No 82-3399

16

ALPHA BANK

ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΜΗΝΟΣ ΦΕΒΡΟΥΑΡΙΟΥ 2003
(Ποσά σε χιλιάδες Ευρώ)

ΕΝΕΡΓΗΤΙΚΟ

	2003		2002	
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		1.253.683		1.206.510
Χρεογράφα και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		1.946.734		6.194.915
Απαιτήσεις κατά πιστωτικών ιδρυμάτων:				
- Καταθέσεις	789.555		2.069.068	
- Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse repos)	4.561.925	5.351.480	16.000	2.085.068
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	16.252.570		13.300.172	
- Λοιπές απαιτήσεις	19.760		21.383	
	16.272.330		13.321.555	
Μείον: Προβλέψεις	309.000	15.963.330	228.707	13.092.848
Χρεόγραφα		1.784.263		1.715.933
Συμμετοχές		1.620.546		1.427.362
Υπεραξία συγχωνεύσεως (μείον αποσβέσεις)		–		611.301
Άυλα πάγια στοιχεία (μείον αποσβέσεις)		73.556		68.632
Ενσώματα πάγια στοιχεία (μείον αποσβέσεις)		265.674		261.502
Λοιπά στοιχεία ενεργητικού		514.500		625.674
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		28.653.776		27.290.345
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		49.729.246		45.151.353

ΠΑΘΗΤΙΚΟ

	2003		2002	
Υποχρεώσεις προς πιστωτικά ιδρύματα:				
- Καταθέσεις	2.790.711		1.268.651	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	1.832.413	4.623.124	126.895	1.395.546
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	14.887.795		15.963.075	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	5.731.976		6.753.272	
	20.619.771		22.716.347	
- Επιταγές και εντολές πληρωτέες	141.302	20.761.073	134.377	22.850.724
Λοιπά στοιχεία παθητικού		741.721		633.863
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	12.500		8.548	
- Λοιπές προβλέψεις	12.978	25.478	12.997	21.545
Δάνεια μειωμένης εξασφαλίσεως		900.000		275.000
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	768.462		760.793	
Αποθεματικά	833.920	1.602.382	1.352.874	2.113.667
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		28.653.776		27.290.345
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		49.729.246		45.151.353

Αθήναι, 10 Απριλίου 2003

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ
ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ

Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ

ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

File No. 82-3549

Consolidated Interim Financial Statements of the Group of Companies of the Financial/Credit Sector as at March 31, 2003

(Amounts in thousands of Euro)

Assets

	31.3.2003		31.3.2002	
Cash and balances with the Central Bank		1.688.390		1.731.269
Treasury bills and other securities eligible for refinancing with the Central Bank		1.721.901		6.634.650
Loans and advances to credit institutions :				
- Deposits	614.570		749.808	
- Reverse repos	4.091.722	4.706.292	269.316	1.019.124
Loans and advances to customers :				
- Loans and advances	18.565.468		15.716.940	
- Other receivables	119.034		102.565	
	18.684.502		15.819.505	
Less : Allowances for credit losses	407.703	18.276.799	307.113	15.512.392
Securities		2.373.029		2.388.738
Investments		234.329		258.310
Intangible assets:	223.959		201.750	
Less : Amortization till 31.3	148.038	75.921	129.912	71.838
Tangible assets	722.550		691.705	
Less : Depreciation till 31.3	396.171	326.379	353.583	338.122
Other assets		376.123		305.582
Prepayments and accrued income		238.247		422.591
TOTAL ASSETS		30.019.410		28.682.616
OFF BALANCE SHEET ACCOUNTS		48.798.535		48.294.912

Liabilities

	31.3.2003		31.3.2002	
Due to credit institutions				
- Deposits	2.143.934		1.228.571	
- Commitments arising out of sale and repurchase agreements	1.852.948	3.996.882	628.397	1.856.968
Due to customers :				
- Deposits	17.713.729		17.405.465	
- Commitments arising out of sale and repurchase agreements	4.920.655		6.441.155	
	22.634.384		23.846.620	
- Cheques and orders payable	130.378	22.764.762	127.732	23.974.352
Other liabilities		720.549		624.516
Accruals and deferred income		298.190		335.824
Provisions :				
- Provisions for staff retirement indemnities	25.494		18.815	
- Other	13.198	38.692	13.192	32.007
Subordinated Debts		638.335		450.035
Hybrid securities (circ. Bank of Greece no. 17/2002)		192.981		-
Capital and Reserves :				
Share capital	768.462		760.793	
Reserves	1.412.211		1.349.258	
Goodwill to be netted off	(578.671)		(578.671)	
	1.602.002		1.531.380	
Less:Consolidation differences	235.069		224.299	
Less:Treasury shares	385.226		344.757	
	981.707		962.324	
Minority interests	327.227	1.308.934	414.847	1.377.171
Net profit for the period 1.1 - 31.3		60.085		31.743
TOTAL LIABILITIES		30.019.410		28.682.616
OFF BALANCE SHEET ACCOUNTS		48.798.535		48.294.912

Consolidated profit and loss account (1.1 - 31.3.2003)

	1.1 - 31.3.2003		1.1 - 31.3.2002 (comparable)		1.1 - 31.3.2002 (published)	
Interest income and similar income	353.612		345.923		335.854	
Less : Interest expense and similar charges	143.514	210.098	166.778	179.145	166.778	169.076
Dividend income		622		1.176		1.176
Net commissions income		64.963		67.512		64.078
Net trading income		34.513		3.479		3.479
Other operating income		2.346		4.052		41.313
Surplus value from participation in companies not consolidated		(1.587)		2.025		2.025
Gross operating results		310.955		257.389		281.147
Less : Staff costs	94.119		93.211		87.667	
General expenses and non-income taxes	52.765	146.884	52.356	145.567	51.723	139.390
Depreciation and amortization expenses	25.140		21.167		60.073	
General provision for credit risk	45.307		36.749		36.749	
Provisions for staff retirement indemnities	37		194		194	
Other provisions	2.431	72.915	2.681	60.791	2.681	99.697
Total operating results		91.156		51.031		42.060
Extraordinary income		1.581		858		858
Extraordinary charges		(501)		(272)		(272)
Extraordinary profit or loss		1.449		817		817
Net profit for the period (before tax)		93.685		52.434		43.463
Less: Income tax (provision)		31.681		17.002		17.295
Net profit		62.004		35.432		26.168
Less: Minority shareholders' share		1.919		3.689		3.030
Net profit for the period		60.085		31.743		23.138

Notes :

1. The Group companies of the financial services sector that have been consolidated under the full consolidation method, excluding "ALPHA BANK", are: 1. Alpha Bank London Ltd., 2. Alpha Bank Romania S.A., 3. Alpha Bank Jersey Ltd., 4. Alpha Bank Limited, 5. Alpha Bank A.D. Skopje, 6. Alpha Leasing A.E., 7. Alpha Investments A.E., 8. Alpha Finance A.X.E.P.E.Y. , 9. Alpha Private Investment Services A.E.P.E.Y., 10. Alpha Romanian Holdings Company A.E., 11. Alpha Mutual Fund Management A.E., 12. Alpha Ventures A.E., 13. Alpha Astika Akinita A.E., 14. Alpha Asset Finance Ltd., 15. Alpha Credit Group Plc., 16. Alpha Finance U.S. Corporation, 17. Alpha Finance Ltd Cyprus, 18. Alpha Asset Management A.E.P.E.Y., 19. Alpha Finance Romania S.A., 20. Alpha Leasing Romania S.A., 21. Alpha Trustees Ltd., 22. Alpha Equity Fund A.E., 23. ABC Factors A.E., 24. Ionian Holdings A.E., 25. C.B. Interleasing Southeastern Ltd., 26. Messana Holdings S.A., 27.Alpha Commercial Real Estate A.E., 28. Alpha Group Jersey Limited.
2. The activities of Alpha Leasing have on consolidation been accounted for using the finance lease method and the required changes in certain captions of the balance sheet and income statement have been made. As a result of this change, the results of the first quarter of 2003 have increased by Euro 70 thousand and the results of the first quarter of 2002 have increased by Euro 2,072 thousand.
3. Until 31 December 2001 the goodwill of about Euro 668 million that arose from the acquisition of the former Ionian Bank in 1999, was being amortized at a rate of 5% per year. In 2002 the unamortized balance of about Euro 578.7 million, in view of the application of Law 3091/2002, was recorded directly to reserves in order to be netted off in the future. Therefore, to enable comparison, the amortization *charge of Euro 8,350 thousand is not included in the first quarter of 2002. Also for comparison purposes: a) the net commission income of 2002 has been increased by Euro 3,434 thousand because the Bank, instead of charging* to its results the commissions paid to department stores in order to promote its financial products, allocated them according to the duration of the contracts and b) the Bank's liability to the Auxiliary Pension Fund has been equally allocated to each quarter of 2002 which resulted in an additional charge to the results of the first quarter of 2002 of Euro 5,544 thousand. Due to the above changes the income tax charge has been reduced by Euro 293 thousand and estimated according to the final tax rate that arose from the Balance Sheet as at 31.12.2002. Finally, other balances that have been re-instated to facilitate comparison with the current year do not have any effect in the final result.
4. The majority of the subsidiaries have been audited by the tax authorities for all years up to and including 31 December 1999.
5. No fixed assets have been pledged.
6. There are no pending legal cases or issues in progress which may have a material impact on the financial statements of the Group.
7. The total employees of the Group as at 31 March 2003 was 9,686 compared to 9,735 as at 31 March 2002.
8. The accounting policies followed by the subsidiaries of the Group, in compiling their financial statements, are consistent with those followed in the prior year and they are in accordance with the relevant provisions of Company Law 2190/19 except for the matter discussed in note 2.

Athens, May 6, 2003

Chairman of the Board of Directors and Managing Director	The Executive Director and General Manager	The Executive General Manager and Chief Financial Officer	Chief Group Financial Reporting
YANNIS S. COSTOPOULOS	CONSTANTINE A. KYRIACOPOULOS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

File No. 82-[illegible]

Interim Financial Statements as at March 31, 2003

(Amounts in thousands of Euro)

Assets

	31.3.2003		31.3.2002	
Cash and balances with the Central Bank		1.451.416		1.497.648
Treasury bills and other securities eligible for refinancing with the Central Bank		1.721.901		6.634.650
Loans and advances to credit institutions:				
- Deposits	814.612		924.813	
- Reverse repos	4.091.722	4.906.334	269.316	1.194.129
Loans and advances to customers :				
- Loans and advances	16.472.086		13.681.497	
- Other receivables	30.624		30.943	
	16.502.710		13.712.440	
Less : Allowances for credit losses	348.360	16.154.350	260.910	13.451.530
Securities		1.829.297		1.712.777
Investments		1.620.560		1.453.451
Intangible assets	203.889		175.620	
Less : Amortization till 31.3	134.364	69.525	108.771	66.849
Tangible assets	607.632		578.928	
Less : Depreciation till 31.3	351.455	256.177	312.149	266.779
Other assets		349.739		288.525
Prepayments and accrued income		216.629		394.509
TOTAL ASSETS		28.576.128		26.960.847
OFF BALANCE SHEET ACCOUNTS		47.034.469		46.639.944

Liabilities

	31.3.2003		31.3.2002	
Due to credit institutions:				
- Deposits	2.448.471		1.465.560	
- Commitments arising out of sale and repurchase agreements	1.852.948	4.301.419	692.559	2.158.119
Due to customers :				
- Deposits	15.692.688		15.389.125	
- Commitments arising out of sale and repurchase aggreements	5.075.787		6.569.735	
	20.768.475		21.958.860	
- Cheques and orders payable	130.171	20.898.646	127.299	22.086.159
Other liabilities		628.825		521.544
Accruals and deferred income		165.156		194.593
Provisions for liabilities and charges :				
- Provision for staff retirement indemnities	12.346		8.341	
- Other	12.978	25.324	13.020	21.361
Subordinated Debts		900.000		450.000
Capital and Reserves :				
Share capital	768.462		760.793	
Reserves	1.444.627		1.352.794	
Goodwill to be netted off	(611.301)	1.601.788	(611.301)	1.502.286
Net profit for the period 1.1 - 31.3		54.970		26.785
TOTAL LIABILITIES		28.576.128		26.960.847
OFF BALANCE SHEET ACCOUNTS		47.034.469		46.639.944

Profit and Loss Account
(1.1 - 31.3.2003)

	1.1 - 31.3.2003		1.1 - 31.3.2002 (comparable)		1.1 - 31.3.2002 (published)	
Interest income and similar income	309.611		300.855		300.855	
Less : Interest expense and similar charges	128.092	181.519	151.270	149.585	151.270	149.585
Dividend income		4.669		4.740		4.740
Net commissions income		51.362		55.618		52.184
Net trading income		29.306		1.033		1.033
Other operating income		1.804		1.998		1.998
Gross operating results		268.660		212.974		209.540
Less : Staff costs	79.336		79.789		74.245	
General expenses and non-income taxes	48.113	127.449	45.678	125.467	45.678	119.923
Depreciation and amortization expenses	22.534		18.440		26.790	
General provision for credit risk	39.405		32.050		32.050	
Provision for staff retirement indemnities	-		121		121	
Other provisions	15	61.954	106	50.717	106	59.067
Total operating results		79.257		36.790		30.550
Extraordinary income		770		741		741
Extraordinary charges		(252)		(209)		(209)
Extraordinary profit or loss		1.887		1.251		1.251
Net profit (before tax)		81.662		38.573		32.333
Less: Income tax (provision)		26.692		11.788		12.468
Net profit after tax according to P.D. 360/85		54.970		26.785		19.865

Notes :

1.Until 31 December 2001 the goodwill of about Euro 668 million that arose from the merger of the former Ionian Bank in 2000, was being amortized at a rate of 5% per year in accordance with International Accounting Standards. In 2002 the unamortized balance of about Euro 611 million, in view of the application of Law 3091/2002, was recorded directly to reserves in order to be netted off in the future. Therefore to enable comparison the amortization charge of Euro 8,350 thousands is not included in the first quarter of 2002. Also, for comparison purposes: a) the net *commissions income of 2002 has been increased by Euro 3,434 thousands because the Bank, instead of charging* to its results the commissions paid to department stores in order to promote its financial products, allocated them according to the duration of the contracts and b) the Bank's liability to the Auxiliary Pension Fund has been equally allocated to each quarter of 2002 which resulted in an additional charge to the results of the first quarter of 2002 of Euro 5,544 thousands. Due to the above changes the income tax charge has been reduced by Euro 680 thousands and estimated according to the final tax rate that arose from the Balance Sheet as at 31.12.2002. Finally, other balances that have been re-instated to facilitate comparison with the current *year do not have any effect in the final result.*

2. The Bank has been audited by the tax authorities for all years up to and including 31 December 1999.

3. No fixed assets have been pledged.

4. There are no pending legal cases or issues in progress, which may have a material impact on the financial statements of the Bank.

5. *The total employees of the Bank as at 31 March 2003 was 7,795 compared to 7,938 as at 31 March 2002.*

6. The Bank is classified under the statistical code 651.9, according to the 4-digit classification of the economic activity sector.

7. The basic accounting principles followed by Alpha Bank for the preparation of the interim financial statements are similar to the ones followed for the preparation of Balance Sheet as at December 31, 2002 and are in accordance with the relevant provisions of Company Law 2190/1920.

Athens, May 6, 2003

The Chairman of the Board of Directors and Managing Director	The Executive Director and General Manager	The Executive General Manager And Chief Financial Officer	Chief Group Financial Reporting
YANNIS S. COSTOPOULOS	CONSTANTINE A. KYRIACOPOULOS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS